

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Guangfeng Dai
President
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People's Republic of China 100101

> **Re: ReTo Eco-Solutions, Inc.**
> **Form F-1**
> **Filed March 22, 2021**
> **File No. 333-254590**

Dear Mr. Dai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing